Thunder Mountain Gold Inc.

Insider Trading Policy

March 15, 2025

1. Purpose

The purpose of the policy is to outline and emphasize the Company's commitment to ethical conduct and compliance with the law. It is also intended to highlight the importance of maintaining investor confidence and the integrity of the capital markets.

2. Definition of Insider Trading

Examples and scenarios that illustrate and define insider trading includes, but is not limited to:

• Trading based on information learned in a private meeting.

• Using information from a colleague or friend who is not authorized to disclose it.

• Information that is not released publicly.

3. Material Information

Material information relevant to Thunder Mountain Gold Inc. includes findings from geological surveys or resource estimates, and potential financings or business deals that could be considered material. In addition, "publicly disclosed" information, includes press releases, SEC filings [10Q, 10K, and 8K], and earnings calls.

4. Nonpublic Information

Material information may remain nonpublic until it is broadly disseminated through major news outlets or regulatory filings. Once the information has been released, it is considered public after 24 hours.

5. Insider Trading Prohibitions

Insiders are prohibited from engaging in short-term trading, such as day trading or buying options, as these activities can raise suspicions of insider trading.

6. Trading Window

If an insider is planning on trading the Company stock, timing of trading windows and any exceptions that may apply need approval from the Company. The insider must notice Company management, and the Company will communicate the opening and closing of trading windows via email notifications or internal memos.

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Thunder Mountain Gold Inc. - Insider Trading Policy

7. Reporting Obligations

Insiders are required to file Form 4 with the SEC within 48 hours of the transaction. Insiders should also report their transaction to the Company`s management.

8. Consequences of Violations

In addition to potential disciplinary actions, there are potential civil and criminal penalties that individuals could face under SEC regulations. The Company takes compliance seriously, and may from time to time review the transactions with Corporate Counsel.

9. Acknowledgment

To ensure compliance, The Company will address trading the Company`s stock with its employees and insiders on a semi annual basis. Employees must complete training on insider trading, followed by signing an acknowledgment form. This will help reinforce understanding and commitment to the policy.

Additional Considerations

• Confidentiality: Confidentiality regarding internal discussions about the company's operations and financial condition is of the utmost importance.

• Training Programs: Regular discussions for employees to ensure they understand the policy and the legal implications of insider trading will be held.

• Whistleblower Protection: The Company has adopted provisions that protect employees who report suspected violations of the policy, encouraging a culture of accountability.

By prioritizing these components, Thunder Mountain Gold Inc. has created a comprehensive insider trading policy that not only complies with SEC and other governing bodies regulations, but also fosters a culture of transparency and ethical behavior.

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Thunder Mountain Gold Inc. - Insider Trading Policy